Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

GSCI-TR Linked Notes Due January 18, 2008
Final Term Sheet

Principal Amount:	$5,400,000 in the aggregate.
Trade Date:	January 10, 2007
Issue Date:	January 18, 2007
Stated Maturity Date:	January 18, 2008
Initial Index Level:	5,200.146
Trigger Level:	4,576.128
CUSIP:	00254EBW1

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.